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Great Road Equity Partners

Real Estate Investing & Management

310 Great Road
Littleton, MA
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INVESTMENT OPPORTUNITY
Great Road Equity Partners is seeking investment to grow a portfolio of cash flow generating, income producing rental properties whose value will appreciate over time.
Generating Revenue
Early Investor Bonus: The investment multiple is increased to 1.4 for the next $50,000 invested.
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THE TEAM
Kevin E. Baker
Partner

Kevin Baker is on an ongoing mission to take massive action in wealth creation by investing in multi-family and commercial properties. In the last ten years, Kevin has gone from a part-time real estate agent purchasing, renovating and selling single-family homes, to a landlord with 25 doors and growing. A licensed Realtor and certified Licensed Construction Supervisor, Kevin has built a full-service real estate brokerage and advisory by identifying the most effective methods, turn-key systems, and growth-oriented team members. Now, the race is on to reach the goal: manage $1 Billion in real estate within the next 5 years.

Kevin thrives on helping other people succeed. He places a big focus on personal development, team synergy and determining the "why" -- then getting busy executing on a plan to make it all happen.

These experiences in all facets of the Real Estate world have given Kevin an innate sense of values, a sharp instinct for getting the deal done at the right price with all parties satisfied, an extensive network and team of professionals, investors, clients and Realtors, and a lot of friends along the way!

Kevin also sits on the Town of Littleton, MA Board of Health, and he is active in Scouting and various youth sports organizations. When he's not generating wealth for his clients, making municipal policy, or coaching the youngsters, Kevin can be found skiing, golfing, or relaxing at his house on the lake with his wife of 13 years, Julie, and their three young children, Isabel, Brennan, and Emmett.

Dan Millen
Partner

Dan's mission has always been to help people grow, and throughout his life he's done just that -- whether it be in the entertainment business helping the careers of artists like Maroon Five, Mumford and Sons, Jason Aldean and countless more from big names to local artists, or coaching aspiring and established professionals across multiple businesses. Dan just loves to see people blossom.

After leaving the US Army honorably as a decorated war veteran in Operation Desert Storm, Dan spent his twenty-plus year career as an entrepreneur in the hospitality, beverage distribution, and live music sector, building, developing, and revitalizing over a dozen restaurants and live music venues, and producing and promoting over 15,000 different events, or what he refers to as "rock n' roll parties with hundreds or thousands of my newest, closest friends!"

This experience brings extensive knowledge of commercial cash flow producing real estate, as well as an innate deal-making ability with strong business-savvy systems and "win win for all" principles.

"When COVID hit and my hospitality business ground to a halt, I felt really fortunate that, because of income producing real estate, my family had steady income to carry us forward, but I watched as so many people were simply not set up for long term wealth or such a sudden shock to their lives. I saw my stock portfolio value cut in half in less than a month, and then watched it whipsaw all the while having very little stability or steady returns, and I simultaneously watched Real Estate holdings, especially multi-family rental properties, just chug along with very steady returns -- even with a downturn in the jobs market -- and the light bulb went off!"

Dan asked himself "what if I could pool my friends and family, and my future friends and family, and invest in cash flow producing income generating multi-family rental real estate whose value appreciates over time, and create investments that are usually closed to anyone but the very rich?"

And thus, Dan realized there was another path to continue helping people, one that can have an even bigger impact -- growing and protecting wealth, and in the process educating people about an alternate path that THEY can have access to, not just the 1%'ers of the world!

When Dan is not busy typing run-on sentences, analyzing and underwriting real estate deals or obsessing about the latest productivity software life-hack, he's probably picking his guitar, on a yoga mat or on the front porch grilling dinner for five!

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BUSINESS OVERVIEW

Great Road Equity Partners is a real estate investment start-up with a secondary focus on financial education, founded by two lovable entrepreneurial guys whose life-long mission has been to enrich the wallets and the minds of those around them! The company is designed to help smart motivated sophisticated investors like you, who aren't in the vaunted 1%, are tired of the whims of the fluctuating stock market, are too busy making their lives happen -- yet still want to find a way to develop long term wealth.

This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

Why do we need capital and what are we going to do with it? There are three main purposes for our capital raise:

Business Leverage - From a pure business perspective, we've individually evolved to a level of property ownership and experience to where it's time to take on investors. Outside capital will provide us the leverage to acquire more properties. Our goal is to grow our portfolio to 150 doors or more within our first five years of operation, thus it makes sense now to form this company and bring in outside investors.ss
Altruism and Investment Enrichment - Kevin and Dan share a sense of a need to create and distribute wealth for good people that is self sustaining. We aren't going to get too political here so don't worry. We do recognize that often in our society capitalism doesn't seem to filter its way to the middle class, and the leverage opportunities that capital provides are generally excluded from most people. In other words it seems like the rich just keep getting richer while your IRA gets repeatedly pummeled. Being solidly middle class ourselves, we've got way to take your dollars, turn them into more dollars and give great people more financial breathing room. The ability to partner with a company like Mainvest, and to pool multiple investor resources helps us enrich exponentially more great people!
Education - It's really important for us that people understand that there are more stable and more lucrative alternatives to stocks and bonds. Real Estate investments are not out of reach to the middle class nor a sport for the rich. Many of us have been told this our entire lives. There is almost no financial education taught in public schools or liberal arts colleges. Sure, real estate can be complicated, but it's not impossible when you work with the right professionals. While we are not a financial services company and we don't offer official financial advice, within the process of our operations we will attempt not just to enrich you as an investor, but to educate you at the same time.

This is a preview. It will become public when you start accepting investment.
TEAM EXPERIENCE

Our principals, Kevin Baker and Dan Millen:

Currently have 29 doors of residential realty under ownership and management;
Have an additional 11 doors under agreement; and
Are always scouting for more!
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BUSINESS MODEL

Our business model and operating parameters are simple:

Acquisition and management of cash flow generating, income producing rental real estate, whose value will appreciate over time.
We manage the properties, find great tenants, collect the rents and distribute the net profits amongst our partners and investors.
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IN CONCLUSION

Great Road Equity Partners is a start-up firm whose operating parameters are to acquire and manage cash flow generating, income producing rental real estate, whose value will appreciate over time.

We manage the properties, collect the rents and distribute the profits to our investor partners.
Principals of Great Road Equity Partners currently have 29 doors personally under ownership and management.
We seek start-up capital to combine resources and leverage further acquisition of properties that fit within our operating parameters.
In the process of operations we will seek to both enrich and educate our investor partners.
Rinse and repeat.
This is a preview. It will become public when you start accepting investment.
What is Great Road Equity Partners?

Great Road Equity Partners is a real estate investment AND real estate education start-up based in Littleton Massachusetts, founded by two captivating entrepreneurial guys whose life-long mission has been to enliven the wallets and the minds of those around them! Great Road is designed to help smart motivated sophisticated investors like you, who aren't in the vaunted 1%, are tired of the whims of the fluctuating stock market, are too damned busy making their lives happen… but still want to develop their portfolio!

We help them do it by investing in cash flow generating, income-producing rental real estate.

Great Road Equity Partners invests in multi-unit, multi-family, cash flowing rental properties in solid neighborhoods with steady growth, in "on the rise" towns and cities. We look for properties that are distressed, mismanaged, or undervalued that could use a little attention or TLC. We tighten a few screws here and there, replace some toilets, counters or heaters, plant some trees… and sometimes we even install solar panels.

Then we rent out those properties to good people at a fair price. After all the bills are paid, we "whack up the cash" with our investor members and we kick back and watch the value of the property appreciate over time while we look for the next one.

Rinse and repeat.

At Great Road Equity Partners, we like to say "we build Great Wealth for Great People!"

WHO WE ARE:
Great Road Equity Partners is Kevin Baker and Dan Millen, friends for almost 20 years, who share a love for real estate, helping people, and building businesses. Kevin owns and manages 25 doors of rental units, and Dan and his family manage 4 doors themselves.

The partners, who'd always shared their best practices and helped coach each other through their various business and life activities, had been talking for a few years about pooling their resources and business minds together to invest in real estate, so when COVID-19 hit, it seemed like the right time to act, and thus, Great Road Equity Partners was born!

We look forward to building Great Wealth For You!

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$75,000

TARGET

$107,000

MAXIMUM

This investment round closes on November 18, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Acquire Properties $70,500
Mainvest Compensation $4,500
Total $75,000
Summary of Terms
Legal Business Name Great Road Equity Partners, Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.4×
Investment Multiple 1.3×
Business's Revenue Share 3.5%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2024
Documents
2020 Balance Sheet
Financial Forecasts
WhyGREP-FAQs-RealEstateInvesting101ForBusyPeople.docx
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$139,500	$359,213	$887,973	$1,524,354	$2,355,127
EXPENSES					
Taxes	$13,950	$35,921	$88,796	$152,433	$235,508
Utilities	$6,975	$17,960	$44,397	$76,214	$117,750
Insurance	$3,488	$8,981	$22,200	$38,110	$58,879
Advertising	$10,000	$10,000	$24,720	$42,436	$65,564
Legal & Professional	$5,000	$12,500	$30,000	$50,000	$75,000
Office & Admin	$4,000	$10,300	$25,461	$43,708	$67,528
Repairs & Maintenance	$6,975	$17,960	$44,397	$76,214	$117,750
Payroll	$7,500	$19,312	$47,739	$81,951	$126,614
Management Expenses	$6,975	$17,960	$44,397	$76,214	$117,750
Research Tools	$1,500	$3,862	$9,546	$16,387	$25,317
Travel & Automotvie	$2,500	$6,437	$15,912	$27,315	$42,201
Accounting	$3,000	$7,725	$19,096	$32,781	$50,646
Operating Profit	$67,637	$190,295	$471,312	$810,591	$1,254,620

This information is provided by Great Road Equity Partners. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No operating history

Great Road Equity Partners was established in July, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Great Road Equity Partners currently has no outstanding debt and no equity.

Risk Factors
Real Estate Risk

Great Road Equity Partners invests in cash flow generating, income producing rental real estate, whose value will appreciate over time. To the extent Great Road Equity Partners is unable to find and secure this class of investment investors may lose some or all of their money.

Limited Operating History

Great Road Equity Partners is a newly established entity and has no history as a company for prospective investors to consider. Great Road Equity Partners' principles have a number of years of experience in property management, acquisition, real estate transactions and success in building several other companies, however Great Road Equity Partners as an entity has none of this history or experience.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Great Road Equity Partners and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Great Road Equity Partners is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Great Road Equity Partners might need to raise more capital in the future to fund/expand operations, buy property or equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Great Road Equity Partners is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Great Road Equity Partners

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Great Road Equity Partners's financial performance or ability to continue to operate. In the event Great Road Equity Partners ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Great Road Equity Partners nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Great Road Equity Partners is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Great Road Equity Partners fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Great Road Equity Partners, and the revenue of Great Road Equity Partners can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Great Road Equity Partners to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Reliance on Management

As a securities holder, you will not be able to participate in Great Road Equity Partners's management or vote on and/or influence any managerial decisions regarding Great Road Equity Partners. Furthermore, if the founders or other key personnel of Great Road Equity Partners were to leave Great Road Equity Partners or become unable to work, Great Road Equity Partners (and your investment) could suffer substantially.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Great Road Equity Partners's management will coincide: you both want Great Road Equity Partners to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Great Road Equity Partners to act conservative to make sure they are best equipped to repay the Note obligations, while Great Road Equity Partners might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

This information is provided by Great Road Equity Partners. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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